245 Summer Street	Fidelity® Investments
Boston, MA 02210

May 31, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Concord Street Trust (the trust): File Nos. 033-15983 and 811-05251 Fidelity Series International Index Fund (the fund) Post-Effective Amendment No. 101

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 101 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Series International Index Fund as a new series of the trust.

This filing contains the Prospectus and Statement of Additional Information for the fund referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of August 16, 2018. We request your comments by July 16, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/ Renee Cummings
Renee Cummings
Legal Product Group